PROSPECTUS SUPPLEMENT NO. 25
                   To the Prospectus dated January 24, 1997
                            As supplemented to Date

                       Filed pursuant to Rule 424(b)(3)
                          Registration No. 333-01926

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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 8-K



                                 CURRENT REPORT



                     Pursuant to Section 13 or 15(d) of the
                        Securities Exchange Act of 1934



        Date of Report (Date of earliest event reported): July 15, 1997



                              DOCTORS HEALTH, INC.
             (Exact name of registrant as specified in its charter)



             MARYLAND                    333-1926         52-1907421
    (State or other jurisdiction of    (Commission       (I.R.S. Employer
     incorporation or organization)    File Number)      Identification Number)



                              10451 Mill Run Circle
                                   10th Floor
                             Owings Mills, Maryland
                                     21117
                    (Address of principal executive offices)
                                   (Zip Code)


                                 (410) 654-5800
              (Registrant's telephone number, including area code)

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            The date of this Prospectus Supplement is July 21, 1997

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Item 5.  Other Events

                  On July 7, 1997, Doctors Health, Inc., a Maryland corporation (the "Registrant"), entered into a Preferred Stock Purchase Agreement, as amended on July 15, 1997 (the "Preferred Stock Purchase Agreement"), with The Beacon Group III - Focus Value Fund, L.P. ("Beacon") pursuant to which the Registrant agreed to sell and Beacon agreed to purchase three million (3,000,000) shares of the Registrant's Series D Convertible Preferred Stock for a purchase price of $30 million, subject to the terms and conditions thereof. The Registrant closed the transaction on July 15, 1997, with an initial purchase of two million (2,000,000) shares for $20 million. A subsequent purchase is expected to take place on or before June 30, 1998 of an additional one million (1,000,000) shares for $10 million subject to the satisfaction of certain contingencies or conditions precedent by such date as provided in the Preferred Stock Purchase Agreement, some of which are outside of the control of the Registrant.

         Upon the issuance of the full 3,000,000 shares of Series D Preferred Stock to Beacon, Beacon will own 100% of the Registrant's issued and outstanding Series D Preferred Stock and approximately 28.8% of the issued and outstanding capital stock of the Registrant, on a fully diluted basis.

         In connection with the issuance of its Series D Preferred Stock to Beacon pursuant to the Preferred Stock Purchase Agreement, the Registrant amended its Amended and Restated Articles of Incorporation (the "Restated Articles") to, among other things, (a) authorize 5,750,000 shares of a new class of stock designated as Series D Convertible Preferred Stock, (b) amend or revise certain of the terms and conditions of its currently authorized and issued Series A Convertible Preferred Stock, Series B Convertible Preferred Stock, and Series C Convertible Preferred Stock, (c) increase the size of its Board of Directors from nineteen to twenty members, (d) elect two of Beacon's designees to the Registrant's Board of Directors and Executive Committee, (e) modify the composition and authority of the Registrant's Executive Committee, and (f) change the name of the Registrant to "Doctors Health, Inc." The Registrant also agreed to use its best efforts to change is state of incorporation from Maryland to Delaware within sixty days of the closing of the initial purchase transaction, subject to the approval of the Registrant's Board of Directors and stockholders.

         The Series D Preferred Stock issued to Beacon is senior to all other classes of the Registrant's capital stock with respect to payment of dividends and distributions and liquidation rights. The Series D Preferred Stock also is subject to redemption by the Registrant at the election of the holder of the Series D Preferred Stock at $10 per share, plus accrued but unpaid dividends, after five years from the issuance date of the Series D Preferred Stock and is convertible at an adjustable rate into the Registrant's Class C Common Stock at the option of the holder of the Series D Preferred Stock and automatically upon a qualifying initial public offering of the Registrant.

         The number of shares of Class C Common Stock issuable upon conversion of the Series D Preferred Stock is subject to adjustment pursuant to two stock adjustment agreements between the Registrant and Beacon. The first stock adjustment agreement provides for an upward or downward adjustment in the number of shares issuable to Beacon based upon the Medicare Medical Loss Ratio and the number of Medicare enrollees in the Registrant's Medicare global risk service agreements with health maintenance organizations and other payors. Pursuant to the first agreement, the number of shares issuable to Beacon could be reduced to 2,727,272 shares of Class C Common Stock or increased to 5,454,000 shares of Class C Common Stock. The second stock adjustment agreement provides that it will supersede the first stock adjustment agreement if the 105th U.S. Congress makes certain changes in the Medicare program to reduce payments to health maintenance organizations and medical management companies such as the Registrant. Pursuant to the second stock adjustment agreement, the number of shares issuable to Beacon could be reduced to 2,727,272 shares of Class C Common Stock or increased to 7,500,000 shares of Class C Common Stock. The second stock adjustment letter is subject to the approval of the Executive Committee of the Registrant. Certain members of the Registrant's management have agreed to indemnify and hold Beacon harmless in the event the Executive Committee fails to approve the second stock adjustment agreement.

         In connection with the transactions contemplated by the Preferred Stock Purchase Agreement, the Registrant modified the composition and authority of the Executive Committee of its Board of Directors. The Executive Committee is comprised of seven members (two Beacon directors, one Series C Preferred Director, three physician directors, and the Registrant's Chief Executive Officer). To the extent permitted by law, the authority of the Board to act on all matters is vested in and exercised by the Executive Committee. In the event of certain default situations related to the Registrant's not meeting certain targets with respect to its net income and its medical loss ratio, Beacon has the right to take control of the Executive Committee and the Board of Directors.

         In connection with Beacon's investment in the Registrant, the Registrant also entered into, among other agreements, (a) a Shareholders' and Voting Agreement, which supersedes the Registrant's current Stockholders Agreement and provide for certain restrictions on the sale and transfer of all classes of the Registrant's capital stock, and (b) a Registration Rights Agreement with Beacon which provides Beacon with certain rights to have the Registrant register with the Securities and Exchange Commission Beacon's shares of Series D Preferred Stock for resale.

         On July 9, 1997, the Registrant entered into a Stock Purchase Agreement, as amended on July 15, 1997 (the "Stock Purchase Agreement") by and among UniversityCare, L.L.C. ("UniversityCare"), Genesis Health Ventures, Inc. ("Genesis"), and Med-Lantic Management Services, Inc. ("Med-Lantic"), and closed the transactions contemplated by the Stock Purchase Agreement on July 15, 1997. Pursuant to the Stock Purchase Agreement and related transactions, (i) Genesis, the holder of the Registrant's Series C Preferred Stock, assigned and delegated to UniversityCare all of Genesis' rights and obligations under that certain Purchase Agreement dated May 2, 1997, which provided for the purchase by Genesis from Med-Lantic of all 355,556 shares of the Registrant's Series B Preferred Stock held by Med-Lantic (the "Med-Lantic Shares"); (ii) UniversityCare purchased from Med-Lantic the Med-Lantic Shares at a purchase price of $11.25 per share; (iii) the Registrant issued and delivered to Med-Lantic 60,290 shares of the Registrant's Series B Preferred Stock, which constituted the accrued and unpaid dividends, and interest, on the Med-Lantic Shares (the "Dividend Shares") and the Registrant issued and delivered 22,222 shares of the Registrant's Series B Preferred Stock to H.C. Wainwright & Co., Inc. as reimbursement for certain investment advisory services and related expenses (the "Expense Shares"); and
(iv) the Dividend Shares and the Expense Shares were transferred to UniversityCare for a purchase price of $11.25 per share. As a result of these transactions, UniversityCare is the holder of 438,068 shares of the Registrant's Series B Preferred Stock, which constitute all of the issued and outstanding shares of Series B Preferred Stock of the Registrant.

Item 7.  Exhibits

Number            Title

 3.1              Articles of Amendment and Restatement of the Registrant, dated
                  July 15, 1997.

 3.2 Agreement, dated July 15, 1997, between the Registrant and The Beacon Group III - Focus Value Fund, L.P.

 3.3 Agreement, dated July 15, 1997, between the Registrant and The Beacon Group III-Focus Value Fund, L.P.

 3.4              Amended and Restated Bylaws of the Registrant.

10.1 Preferred Stock Purchase Agreement dated July 7, 1997 by and between the Registrant and The Beacon Group III - Focus Value Fund, L.P.

10.2 Amendment to Stock Purchase Agreement, dated as of July 15, 1997, by and between the Registrant and The Beacon Group III - Focus Value Fund, L.P.

10.3 Amended and Restated Stock Purchase Agreement dated July 9, 1997, as amended July 15, 1997, by and among the Registrant, UniversityCare L.L.C., Genesis Health Ventures, Inc., and Med-Lantic Management Services, Inc.

10.4 Shareholders' and Voting Agreement, dated July 15, 1997, by and among the Registrant, The Beacon Group III - Focus Value Fund and other shareholder signatories.

17.1              Resignation letter of Robert S. Zetzer as Director.


SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                  DOCTORS HEALTH, INC.



Date:   July 21, 1997                             /s/  Stewart B. Gold
                                                  --------------------
                                                  Stewart B. Gold
                                                  President

                                    EXHIBITS


Exhibit           Title

   3.1 Articles of Amendment and Restatement of the Registrant, dated July 15, 1997.

   3.2 Agreement, dated July 15, 1997, between the Registrant and The Beacon Group III - Focus Value Fund, L.P.

   3.3 Agreement, dated July 15, 1997, by and between the Registrant and The Beacon Group III-Focus Value Fund, L.P.

   3.4            Amended and Restated Bylaws of the Registrant.

  10.1 Preferred Stock Purchase Agreement dated July 7, 1997 by and between the Registrant and The Beacon Group III - Focus Value Fund, L.P.

  10.2 Amendment to Stock Purchase Agreement, dated as of July 15, 1997, by and between the Registrant and The Beacon Group III - Focus Value Fund, L.P.

  10.3 Amended and Restated Stock Purchase Agreement dated July 9, 1997, as amended July 15, 1997, by and among the Registrant, UniversityCare L.L.C., Genesis Health Ventures, Inc., and Med-Lantic Management Services, Inc.

  10.4 Shareholders' and Voting Agreement, dated July 15, 1997, by and among the Registrant, The Beacon Group III - Focus Value Fund and other shareholder signatories.

  17.1            Resignation letter of Robert S. Zetzer as Director.

                       PREFERRED STOCK PURCHASE AGREEMENT

                                 by and between

                           DOCTORS HEALTH SYSTEM, INC.
                                       and
                  THE BEACON GROUP III - FOCUS VALUE FUND, L.P.


                                   dated as of

                                  July 7, 1997